AMERICAN REBEL HOLDINGS, INC.

5115 Maryland Way, Suite 303

Brentwood, TN 37027

June 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1, File No. 333-286644

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: June 27, 2025

Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

American Rebel Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-286644), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern Time on June 27, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven A. Lipstein of Lucosky Brookman LLP, at (732) 395-4416, with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

AMERICAN REBEL HOLDINGS, INC.

/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
Chief Executive Officer